SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 24, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated October 24, 2013 regarding “Ericsson reports third quarter results 2013”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 24, 2013

ERICSSON

third QUARTER

REPORT 2013

Ericsson third quarter report 2013

OCTOBER 24, 2013

THIRD QUARTER HIGHLIGHTS

•	Sales amounted to SEK 53.0 b, down -3% YoY.

•	For comparable units and adjusted for FX, sales increased 3%YoY.

•	Operating income incl. JV was SEK 4.2(3.1) b. with an operating margin of 8.0% (5.7%).

•	Net income was SEK3.0 (2.2) b.

•	EPS diluted was SEK 0.90 (0.67). EPS Non-IFRS was SEK 1.31 (1.04).

•	Cash flow from operating activities was SEK1.5(7.0) b.

CONTENTS
6	Financial highlights
8	Segment results
12	Regional sales overview
14	Parent Company information
15	Other information
16	Assessment of risk environment
17	Auditors’ review report
18	Editor’s note
19	Safe harbor statement
20	Financial statements and additional information

SEK b.	Q3 2013	Q3 2012	YoY Change	Q2 2013	QoQ Change	9 months 2013	9 months 20122)
Net sales	53.0	54.6	-3%	55.3	-4%	160.3	160.8
Of which Networks	26.7	26.9	-1%	28.1	-5%	82.9	82.0
Of which Global Services	24.0	24.3	-1%	24.9	-4%	70.3	69.0
Of which Support Solutions	2.4	3.3	-29%	2.3	1%	7.1	9.8
Gross margin	32.0%	30.4%	—	32.4%	—	32.1%	31.9%

Operating income excl JV	4.3	3.7	17%	2.5	71%	8.9	17.4
Operating margin excl JV	8.1%	6.7%	—	4.5%	—	5.6%	10.8%
Networks	10%	5%	—	5%	—	7%	5%
Global Services	8%	8%	—	6%	—	6%	6%
Support Solutions	-5%	14%	—	-12%	—	-6%	9%

Operating income incl JV	4.2	3.1	36%	2.5	71%	8.8	14.3
Operating margin incl JV	8.0%	5.7%	—	4.5%	—	5.5%	8.9%
Net income	3.0	2.2	38%	1.5	99%	5.7	12.2

EPS diluted, SEK	0.90	0.67	34%	0.45	100%	1.72	3.77
EPS (Non-IFRS), SEK1)	1.31	1.04	26%	0.88	49%	3.19	4.96
Cash flow from operating activities	1.5	7.0	-79%	4.3	-66%	2.8	6.3
Net cash, end of period	24.7	29.0	-15%	27.4	-10%	24.7	29.0

1)	EPS, diluted, excl. restructuring, amortizations and write-downs of acquired intangible assets
2)	Including gain from divestment of Sony Ericsson of SEK 7.7 b

Ericsson Third Quarter Report 2013	4

Comments from Hans vestberg, President and ceo

“Sales for comparable units, adjusted for FX, grew 3%. Reported sales were slightly down YoY, primarily due to continued currency headwind,” said Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“We are currently seeing sales coming under some pressure. In addition to FX, the major drivers for this development are the two large mobile broadband coverage projects, which peaked in North America in the first half of 2013. We also saw impact from reduced activity in Japan where we are getting closer to completion of a major project.

The 4G/LTE tenders in China continue and so far two of the major operators have made their choices. Despite having insignificant market share for 3G, Ericsson has been named technology partner for both these operators and we will now build on this initial footprint.

The pace is picking up in the European market with continued WCDMA/LTE investments and a major investment announcement by one of the large operators. Ericsson now sees growth in several European markets and margins are also improving as the network modernization projects gradually come to an end and we engage more in new capacity and LTE business.

The momentum for Professional Services continued with stable earnings and 59 signed managed services contracts year to date. As a result of our continuous work to implement global processes, methods and tools to increase efficiency, Global Services margins improved during the quarter.

Profitability for the group continued to improve YoY, partly offset by currency headwind. The improvement was driven by higher gross margin due to less dilutive impact from European network modernization and somewhat improved business mix.

During the quarter Ericsson has continued to strengthen its market leadership. In September we launched a small-cell product, the Ericsson Radio Dot System, for indoor coverage. The new product opens up new revenue opportunities for operators and initial customer response has been very positive. In addition, we closed the acquisition of Mediaroom which places Ericsson as the world’s largest IPTV player, by market share.

The macroeconomic climate has stabilized in many OECD markets. However, uncertainty still remains in certain parts of the world. The long-term fundamentals in the industry remain attractive and we are well positioned to continue to support our customers in a transforming ICT market,” concludes Vestberg.

Ericsson Third Quarter Report 2013	5

Financial highlights – Third quarter

INCOME STATEMENT

Sales for comparable units, adjusted for FX, increased 3% YoY and declined -2% QoQ. Reported sales decreased YoY, mainly driven by lower sales in North East Asia and India. Segments Networks and Global Services showed slightly lower reported sales YoY, while Support Solutions saw a more significant decline in volumes. CDMA sales in North America, as well as GSM sales in China, continued to decline.

Reported sales declined QoQ, mainly due to lower project activity in North America and North East Asia. Segments Networks and Global Services showed a decline in reported sales QoQ, while Support Solutions increased slightly.

Restructuring charges for Ericsson amounted to SEK 0.7 (0.6) b.

Gross margin increased YoY to 32.0% (30.4%), supported by lower share of network modernization projects in Europe and somewhat improved business mix. The gross margin declined slightly QoQ. The share of services sales was unchanged YoY and QoQ at 45%.

Total operating expenses increased slightly YoY by SEK 0.2 b. to SEK 13.5 (13.3) b. Excluding restructuring charges, operating expenses year-to-date were down -3% YoY. R&D expenses amounted to SEK 7.7 (7.5) b. and selling, general and administrative expenses (SG&A) amounted to SEK 5.8 (5.8) b.

Ericsson Third Quarter Report 2013	6

Other operating income and expenses amounted to SEK 0.8 (0.3) b. due to a positive re-evaluation effect of SEK 0.8 b for new hedges taken in 2013. For these new hedges we do not apply hedge accounting (see Accounting Policies). The main part of this positive re-evaluation effect derives from our hedge contract balance in USD, which has increased in value as the SEK has strengthened towards USD between June 30 and September 30, 2013. Ericsson’s USD closing rate on September 30, 2013, was SEK 6.42 (6.73 on June 30). In Q213 we had a negative re-evaluation effect for new hedges of SEK -0.2 b.

Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0 (-0.6) b.

Operating income, including JV, increased to SEK 4.2 (3.1) b. Operating margin, including JV, was 8.0% (5.7%).

Operating income and operating margin were positively impacted by improved gross margin and no negative effects from ST-Ericsson. Currency had an overall negative impact on operating margin YoY, despite positive re-evaluation effect of new hedges.

Financial net amounted to SEK 0.1 (0.1) b. and improved QoQ from SEK -0.3 b. due to positive currency exchange re-evaluation effects on financial investments and liabilities. Tax costs were SEK -1.3 (-1.0) b.

Net income increased to SEK 3.0 (2.2) b.

EPS diluted was SEK 0.90 (0.67). EPS Non-IFRS was SEK 1.31 (1.04).

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS – THIRD QUARTER

All comparisons relating to balance sheet items are QoQ.

Trade receivables increased to SEK 64.9 (63.1) b. Inventory decreased to SEK 28.1 (29.7) b. Trade payables decreased to 19.2 (20.8) b.

Cash, cash equivalents and short-term investments amounted to SEK 60.7 (64.8) b. The net cash position decreased by SEK -2.7 b. to SEK 24.7 (27.4) b., primarily due to increased working capital and acquisitions.

During the quarter, approximately SEK 1.5 b. of provisions were utilized, of which SEK 0.5 b. were related to restructuring. Additions of SEK 0.7 b. were made, of which SEK 0.2 b. related to restructuring. Reversals of SEK 0.2 b. were made. Cash outlays of SEK 1.4 b. remain to be made from the restructuring provision.

Cash flow from operating activities was SEK 1.5 b. Cash conversion year-to-date is 29%.

The total number of employees increased QoQ to 113,989 (111,805) primarily due to transfer of former ST-Ericsson employees to Ericsson and the closing of the Mediaroom acquisition.

Ericsson Third Quarter Report 2013	7

Segment results

NETWORKS

SEK b.	Q3 2013	Q3 2012	YoY Change	Q2 2013	QoQ Change	9 months 2013	9 months 2012
Network sales	26.7	26.9	-1%	28.1	-5%	82.9	82.0
Operating income	2.6	1.3	91%	1.3	92%	5.5	4.2
Operating margin	10%	5%	—	5%	—	7%	5%

Sales for comparable units, adjusted for FX, increased 4% YoY. The growth was driven by mobile broadband business in Europe and Latin America. Growth was partly offset by slightly lower sales in North America where two large mobile broadband coverage projects peaked in first half of 2013. In North East Asia GSM investments continued to decline in China, while the market transitions to 4G. Japan continued to be negatively impacted by currency as well as reduced activity as we are getting closer to completion of a major project. Networks sales were down QoQ.

CDMA-related sales amounted to SEK 0.9 b. and declined by -42% YoY and was flat QoQ. Sales related to circuit-switched core continued to decline.

The interest for our Smart Services Router (SSR 8000) continues and in the quarter we signed 12 new contracts, of which four were for fixed networks.

The launch of the innovative indoor wireless solution – the Ericsson Radio Dot System – marks the latest step in Ericsson’s network strategy. It is ultra-small but can scale to literally unlimited capacity, it is easy to install and 100% integrated with existing mobile networks. Since the launch Ericsson is engaging with nearly every tier-one operator worldwide. The new product will be commercially available second half 2014.

Operators in most markets now have LTE plans in place. In parallel, demand for HSPA is showing growth in seven out of our 10 regions.

Operating income increased YoY due to less dilutive effects from the network modernization projects in Europe, improved commercial excellence, optimization of the portfolio as well as continued operational efficiency gains. Operating income increased QoQ. Currency had an overall negative impact on operating margin YoY, despite a positive unrealized hedge effect. Restructuring charges amounted to SEK 0.3 (0.1) b. in the quarter.

Ericsson Third Quarter Report 2013	8

GLOBAL SERVICES

SEK b.	Q3 2013	Q3 2012	YoY Change	Q2 2013	QoQ Change	9 months 2013	9 months 2012
Global Services sales	24.0	24.3	-1%	24.9	-4%	70.3	69.0
Of which Professional Services	16.2	16.4	-1%	16.8	-3%	47.6	48.2
Of which Managed Services	6.3	6.3	-1%	6.8	-7%	18.9	18.5
Of which Network Rollout	7.7	7.9	-2%	8.1	-4%	22.6	20.8

Operating income	1.8	1.8	-1%	1.6	16%	4.1	4.5
Of which Professional Services	2.3	2.3	-1%	2.3	0%	6.4	6.3
Of which Network Rollout	-0.5	-0.5	-3%	-0.7	35%	-2.3	-1.9

Operating margin	8%	8%	—	6%	—	6%	6%
Professional Services	14%	14%	—	14%	—	13%	13%
Network Rollout	-6%	-6%	—	-9%	—	-10%	-9%

Sales for comparable units, adjusted for FX, increased 3% YoY. The growth was driven by high activity in North America. Both Professional Services and Network Rollout grew adjusted for FX, however with a slower growth in Network Rollout compared to first half 2013.

The momentum in Professional Services continued with 59 managed services contracts signed YTD of which 19 in the quarter. The industry trend is that operators shift focus from technology-driven managed services to more customer-centric. We see an increasing demand for managed services in the IT area as well as in the emerging Broadcast Services business.

Global Services operating margin improved QoQ with reduced losses in Network Rollout partly as an effect of a more favorable project mix, with a reduced impact of the network modernization projects in Europe. Professional Services margin was stable at 14%.

Restructuring charges amounted to SEK 0.4(0.4) b. in the quarter.

We have closed two acquisitions in the Consulting and System Integration area in the quarter: TeleOss acquisition in Thailand and the TelcoCell acquisition in Canada, adding OSS and BSS capabilities.

Other information	Q3 2013	Q2 2013	Q1 2013	Full year 2012
Number of signed Managed Services contracts	19	19	21	52
Of which expansions/extensions	8	5	8	19
Number of signed significant consulting & systems integration contracts1)	6	8	8	24
Number of subscribers in networks managed by Ericsson, end of period 2)	1 b.	1 b.	~ 950 m.	~ 950 m.
Of which in network operations contracts	600 m.	600 m.	550 m.	550 m.
Number of Ericsson services professionals, end of period	64,000	64,000	61,000	60,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Third Quarter Report 2013	9

SUPPORT SOLUTIONS

SEK b.	Q3 2013	Q3 2012	YoY Change	Q2 2013	QoQ Change	9 months 2013	9 months 2012
Support Solutions sales	2.4	3.3	-29%	2.3	1%	7.1	9.8
Operating income	-0.1	0.5	—	-0.3	60%	-0.4	0.9
Operating margin	-5%	14%	—	-12%	—	-6%	9%

The YoYdecline in sales was primarily driven by divestments as well as portfolio changes and somewhat lower sales of compression technology. OSS sales continued to grow both YoY and QoQ.

Sales for comparable units, adjusted for FX and the divestments of IPX and ACS, were down-15% YoY and grew 3% QoQ. IPX sales amounted to SEK 0.4 b. in Q312.

We see an increasing interest from customers to partner with selected vendors that can address a larger part of the OSS and BSS domain, as growth in mobile broadband increases the need for improved consumer experience. Ericsson is well positioned to take on such a responsibility with our OSS and BSS software portfolio.

Pay TV service providers continue to grow as the primary source of premium TV content provided to consumers. Consumers increasingly want their TV service on all devices, and flexibility of access to content packages and bundles. This is part of what drives the sharp increase in video traffic in the networks. As a consequence, service providers and network owners require solutions to make networks video centric and efficient for video delivery.

During the quarter we closed the acquisition of Microsoft’s TV solution business Mediaroom, further strengthening our position in the growing media management market and adding to Ericsson sales from Q413.

Operating margin was negatively impacted by lower sales YoY.

The number of subscriptions served by Ericsson’s charging and billing solutions was 2 billion at end of the period.

Ericsson Third Quarter Report 2013	10

ST-ERICSSON/MODEMS

On August 5, 2013 Ericsson and STMicroelectronics announced the closing of the transaction for the split up of ST-Ericsson. This follows the announcement the companies made on March 18, 2013 on the chosen strategic option for the future of the joint venture. Effective August 2, 2013 Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability. In total, approximately 1,800 employees and contractors have joined Ericsson.

The LTE multimode thin modems are an important part for Ericsson vision of 50 billion connected devices in the Networked Society. The market potential is there and Ericsson will now focus on bringing the best modems to the market and work closely with customers to integrate them into their products. Ericsson now has a highly focused thin-modem operation with industry-leading technology and intellectual property. The LTE multimode thin-modems are targeted for smartphones and tablets as well as other connected devices.

In Q412, Ericsson made a provision of SEK 3.3 b., which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. With current plans and visibility the provision is expected to cover the cost for the complete wind-down of ST-Ericsson and integration of the LTE multimode thin modems operations into Ericsson.

Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0 (-0.6) b. From October 1, 2013, the multimode thin modem business has been consolidated into Ericsson and the operation will continue to be reported as a separate segment. Our current best estimate is that the Modem segment will generate operating losses of approximately SEK -0.5 b. in Q413, primarily related to R&D expenses.

Ericsson Third Quarter Report 2013	11

Regional sales overview

REGIONAL SALES

	Third quarter 2013				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.6	7.3	0.6	14.5	3%	-6%
Latin America	2.8	2.3	0.2	5.3	-2%	-5%
Northern Europe and Central Asia	2.0	0.9	0.1	2.9	9%	9%
Western and Central Europe	1.7	2.5	0.1	4.4	21%	-3%
Mediterranean	2.6	3.0	0.1	5.7	5%	-8%
Middle East	2.3	1.8	0.3	4.4	21%	10%
Sub-Saharan Africa	1.4	1.1	0.2	2.7	-4%	2%
India	0.6	0.7	0.0	1.3	-26%	0%
North East Asia	3.5	2.5	0.1	6.1	-28%	-9%
South East Asia and Oceania	1.9	1.6	0.1	3.6	3%	-4%
Other1)	1.4	0.4	0.5	2.2	-34%	-19%

Total	26.7	24.0	2.4	53.0	-3%	-4%

1)	Region “Other” includes licensing revenues, sales of telecom cables, broadcast services, power modules and other businesses. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was part of region “Other” and divested end Q312. The power cable business was divested in Q313.

North America

Sales for Networks continued to decline QoQ as a result of the two large mobile broadband coverage projects which peaked in first half of 2013. Smartphone penetration, increased mobile broadband consumption and 4G device lineup remain drivers for network expansion. Network evolution and professional services remain a growth theme in North America while CDMA sales continue to decline.

Latin America

3G network quality and initial LTE rollouts continued to dominate operator investments. Macroeconomic development in Brazil and Mexico slowed down and currency impacted business negatively.

Northern Europe and Central Asia

Sales grew both YoY and QoQ. In Russia, there is slow recovery based on 3G investments, but also deployments of LTE. Operators showed an increased interest in OSS and BSS solutions. Managed Services business continued to show good development.

Western and Central Europe

Sales grew YoY driven by network modernization in certain markets. Capacity discussions have been initiated with operators who recently have modernized their networks.

Mediterranean

YoY growth was driven by continued 3G rollout in Northwest Africa and modernization projects in France. YoY sales were negatively impacted by lower investments in Italy.

Middle East

Sales grew both YoY and QoQ. LTE is being deployed in the region but still represents a small share of Network sales. There is continued demand for Professional Services, both System Integration and Managed Services, as operators seek network performance quality and operational efficiencies. Political unrest prevails in several countries and is still impacting sales.

Ericsson Third Quarter Report 2013	12

Sub-Saharan Africa

Sales declined YoY despite continued growth in services mainly fuelled by Managed Services. Operators continue to build out capacity on 2G and 3G networks to improve quality of service. Initial LTE deployments are on-going but are still a small share of sales.

India

Sales declined YoY as investments continue to be slow, in spite of signs of improvements in the regulatory environment. Services sales grew, mainly driven by managed services business.

North East Asia

Sales declined YoY. Japan continued to be negatively impacted by currency and reduced activity as we are getting closer to completion of a major project. GSM investments in China continued to structurally decline.

The spectrum auction in South Korea was concluded but business activity remained low during the quarter.

South East Asia and Oceania

Sales in the region grew slightly YoY. Lower business activities in Indonesia in the quarter were offset by projects in Thailand. The business in several countries started to be impacted by currency depreciations towards the end of the quarter.

Other

IPX was divested at the end of Q312 impacting Support Solutions sales YoY comparison. Licence revenue showed a slight decline in the quarter but are progressing well on a YTD basis. Sales of broadcast services, telecom cables, power modules and other businesses are also included in “Other”. Power cables were divested in the beginning of Q313.

Ericsson Third Quarter Report 2013	13

Parent company information

Income after financial items was SEK 4.2 (10.5) b. The Parent Company’s financial position had the following major changes during the year; decreased cash, cash equivalents and short-term investments of SEK 14.1 b. and decreased current and non-current receivables from subsidiaries of SEK 6.1 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 43.4 (57.4) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 2,800,951 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock on September 30, 2013, was 76,943,129 Class B shares.

Ericsson Third Quarter Report 2013	14

Other information

Samsung litigation

On November 27, 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeks damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable. On March 18, 2013, Samsung filed its answers and counterclaims in the Ericsson suits (above) in Texas, USA.

No trials are scheduled in the district court litigation until late 2015.

On November 30, 2012, Ericsson filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Samsung from importing certain products into the US. On December 21, 2012, Samsung filed a complaint with the ITC seeking an exclusion order blocking Ericsson from import of certain products into the US.

Ericsson closes acquisition of Microsoft Mediaroom

On September 5, 2013 Ericsson completed the acquisition of Microsoft’s TV solution business Mediaroom.

Ericsson announced on April 8, 2013 that it had reached an agreement with Microsoft to acquire its TV solution business Mediaroom. With the acquisition, Ericsson is now a leading provider of IPTV and multi screen solutions with a market share of around 25%. The former Mediaroom business unit, including approximately 400 employees, is now integrated into Business Unit Support Solutions and is called Ericsson Mediaroom.

Ericsson acquires Airvana’s EVDO business

Ericsson announced on September 6, 2013 that it has acquired Airvana Network Solutions’ EVDO business. Airvana Network Solutions is a Massachusetts-based company and supplier of EVDO software to Ericsson.

The lawsuit filed by Airvana in February 2012, against Ericsson in the Supreme Court of the State of New York, USA, has been dismissed.

Acquisition of Red Bee Media

Ericsson announced on July 1, 2013 its intention to acquire Red Bee Media from an entity controlled by Macquarie Advanced Investment Partners, L.P. The acquisition supports Ericsson’s strategy to grow in the broadcast services market. It will bring 1,500 employees, as well as media services and operations facilities in the UK, France, Germany, Spain and Australia.

On September 30, 2013 The Office of Fair Trading (OFT) in the UK decided to refer Ericsson’s acquisition of Red Bee Media to the Competition Commission. Ericsson will be working to address the OFT’s concerns before the Competition Commission in order to progress with the acquisition of Red Bee Media.

Head of Business Unit Support Solutions based in Silicon Valley, USA

On July 18, 2013 Ericsson announced that Head of Business Unit Support Solutions, and member of the company’s Executive Leadership Team, Per Borgklint, will be based in Silicon Valley.

POST-CLOSING EVENTS

On new positions

Effective October 1, 2013, a new unit called Group Function (GF) Business Excellence & Common Functions was formed. Effective the same date, Anders Thulin was appointed Head of GF Business Excellence & Common Functions and Chief Information Officer (CIO), reporting to President and CEO, Hans Vestberg, and a member of the Executive Leadership Team.

Ericsson Third Quarter Report 2013	15

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2012. Compared to the risks described in the Annual Report 2012, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new buildouts of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network buildouts and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
•	Changes in foreign exchange rates, in particular USD, JPY and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, October 24, 2013

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

Date for next report: January 30, 2014

Ericsson Third Quarter Report 2013	16

Auditors’ Review report

Introduction

We have reviewed this report for the period January 1, 2013, to September 30, 2013, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 24, 2013

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Auditor in Charge

Ericsson Third Quarter Report 2013	17

Editor’s note

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), October 24, 2013. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman,

Senior Vice President,

Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 0000

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 5928

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 5400, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

External Communications

Phone: +46 10 719 97 27, +46 73 024 4873

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Third Quarter Report 2013	18

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2013	19

Financial statements and additional information

Financial statements

21	Consolidated income statement

21	Statement of comprehensive income

22	Consolidated balance sheet

23	Consolidated statement of cash flows

24	Consolidated statement of changes in equity

25	Consolidated income statement—isolated quarters

26	Consolidated statement of cash flows—isolated quarters

27	Parent Company income statement

27	Parent Company balance sheet

Additional information

28	Accounting policies

29	Accounting policies (continued)

30	Net sales by segment by quarter

30	Sales growth for comparable units, adjusted for currency effects and hedging

31	Operating income by segment by quarter

31	Operating margin by segment by quarter

32	EBITA by segment by quarter

32	EBITA margin by segment by quarter

33	Net sales by region by quarter

34	Net sales by region by quarter (cont.)

34	Top 5 countries in sales

35	Net sales by region by segment

36	Provisions

36	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

36	Reconciliation table, non-IFRS measurements

37	Other information

37	Number of employees

38	Restructuring charges by function

38	Restructuring charges by segment

Ericsson Third Quarter Report 2013	20

CONSOLIDATED INCOME STATEMENT

	Jul – Sep			Jan - Sep
SEK million	2012	2013	Change	2012		2013	Change
Net sales	54,550	52,981	-3%	160,843		160,344	0%
Cost of sales	-37,970	-36,028	-5%	-109,566		-108,834	-1%

Gross income	16,580	16,953	2%	51,277		51,510	0%
Gross margin (%)	30.4%	32.0%		31.9%		32.1%
Research and development expenses	-7,473	-7,710	3%	-23,586		-23,334	-1%
Selling and administrative expenses	-5,797	-5,778	0%	-18,884		-19,050	1%

Operating expenses	-13,270	-13,488	2%	-42,470		-42,384	0%
Other operating income and expenses	341	805		8,620	1)	-215

Operating income before shares in earnings of JV and associated companies	3,651	4,270	17%	17,427		8,911	-49%
Operating margin before shares in earnings of JV and associated companies (%)	6.7%	8.1%		10.8%		5.6%
Shares in earnings of JV and associated companies	-555	-51	-91%	-3,166		-121	-96%

Operating income	3,096	4,219	36%	14,261		8,790	-38%
Financial income	390	678		1,270		1,162
Financial expenses	-275	-595		-1,472		-1,766

Income after financial items	3,211	4,302	34%	14,059		8,186	-42%
Taxes	-1,027	-1,292		-1,866		-2,456

Net income	2,184	3,010	38%	12,193		5,730	-53%

Net income attributable to:
- Stockholders of the Parent Company	2,177	2,921		12,237		5,595
- Non-controlling interests	7	89		-44		135
Other information
Average number of shares, basic (million)	3,217	3,227		3,215		3,225
Earnings per share, basic (SEK) 2)	0.68	0.91		3.81		1.74
Earnings per share, diluted (SEK) 2)	0.67	0.90		3.77		1.72

STATEMENT OF COMPREHENSIVE INCOME

	Jul - Sep		Jan - Sep
SEK million	2012	2013	2012	2013
Net income	2,184	3,010	12,193	5,730
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-486	458	-1,251	2,231
Revaluation of other investments in shares and participations
Fair value remeasurement	1	1	2	70
Tax on items that will not be reclassified to profit or loss	—	-152	—	-873
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	867	127	1,066	265
Reclassification adjustments for gains/losses included in profit or loss	-72	-185	-215	-948
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	92	—
Changes in cumulative translation adjustments	-3,409	-3,150	-4,090	-2,464
Share of other comprehensive income on JV and associated companies	-5	-150	-23	-46
Tax on items that may be reclassified to profit or loss	-27	11	126	153
Total other comprehensive income	-3,131	-3,040	-4,293	-1,612

Total comprehensive income	-947	-30	7,900	4,118

Total comprehensive income attributable to:
Stockholders of the Parent Company	-879	-79	8,000	4,008
Non-controlling interests	-68	49	-100	110

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2013	21

CONSOLIDATED BALANCE SHEET

	Dec 31	Jun 30	Sep 30
SEK million	2012	2013	2013
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,840	3,691	3,540
Goodwill	30,404	30,855	31,611
Intellectual property rights, brands and other intangible assets	15,202	13,405	13,319
Property, plant and equipment	11,493	11,766	11,230
Financial assets
Equity in JV and associated companies	2,842	2,883	2,675
Other investments in shares and participations	386	495	520
Customer finance, non-current	1,290	1,109	1,052
Other financial assets, non-current	3,964	4,807	4,586
Deferred tax assets	12,321	12,299	11,074

	81,742	81,310	79,607
Current assets
Inventories	28,802	29,685	28,089
Trade receivables	63,660	63,084	64,905
Customer finance, current	4,019	2,998	2,191
Other current receivables	20,065	19,552	20,198
Short-term investments 1)	32,026	26,335	25,505
Cash and cash equivalents	44,682	38,479	35,163

	193,254	180,133	176,051
Total assets	274,996	261,443	255,658

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	136,883	132,326	132,382
Non-controlling interest in equity of subsidiaries	1,600	1,540	1,568

	138,483	133,866	133,950
Non-current liabilities
Post-employment benefits 2)	9,503	10,907	10,385
Provisions, non-current	211	281	268
Deferred tax liabilities	3,120	3,326	3,050
Borrowings, non-current	23,898	22,471	21,745
Other non-current liabilities	2,377	2,330	2,204

	39,109	39,315	37,652
Current liabilities
Provisions, current	8,427	7,435	6,146
Borrowings, current	4,769	4,018	3,849
Trade payables	23,100	20,760	19,237
Other current liabilities 2)	61,108	56,049	54,824

	97,404	88,262	84,056
Total equity and liabilities	274,996	261,443	255,658

Of which interest-bearing liabilities and post-employment benefits	38,170	37,396	35,979
Of which net cash	38,538	27,418	24,689
Assets pledged as collateral	520	2,587	2,552
Contingent liabilities	613	586	606

1)	Including loan to ST-Ericsson of SEK 0 million as of September 30, 2013 (SEK 982 million as of June 30, 2013, SEK 0 million as of December 31, 2012)
2)	The provision for the Swedish special payroll taxes, amounting to SEK 1.8 (1.8) billion, which was previously included in Other current liabilities, has been re-classified as pension liability in line with the implementation of IAS19R on January 1, 2013

Ericsson Third Quarter Report 2013	22

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul – Sep		Jan – Sep			Jan – Dec
SEK million	2012	2013	2012		2013	2012
Operating activities
Net income	2,184	3,010	12,193		5,730	5,938
Adjustments to reconcile net income to cash
Taxes	-886	-881	-3,189		-3,419	-1,140
Earnings/dividends in JV and associated companies	579	50	3,062		120	11,769
Depreciation, amortization and impairment losses	2,394	2,546	7,110		7,393	9,889
Other	413	-327	-7,075		-345	-7,441

	4,684	4,398	12,101		9,479	19,015
Changes in operating net assets
Inventories	-650	357	-666		-469	2,752
Customer finance, current and non-current	-164	800	118		1,972	-1,259
Trade receivables	2,882	-4,744	1,177		-3,594	-1,103
Trade payables	-1,455	-588	-2,451		-3,018	-1,311
Provisions and post-employment benefits	-175	-970	-2,299		-1,567	-1,920
Other operating assets and liabilities, net	1,851	2,206	-1,640		-23	5,857

	2,289	-2,939	-5,761		-6,699	3,016
Cash flow from operating activities	6,973	1,459	6,340		2,780	22,031
Investing activities
Investments in property, plant and equipment	-1,461	-778	-4,103		-3,252	-5,429
Sales of property, plant and equipment	17	97	316		199	568
Acquisitions/divestments of subsidiaries and other operations, net	-357	-1,794	-2,197	1)	-1,969	-2,077	1)
Product development	-435	-237	-1,211		-733	-1,641
Other investing activities	1,652	-230	1,327		-135	1,540
Short-term investments	-938	-144	3,196		6,205	2,151

Cash flow from investing activities	-1,522	-3,086	-2,672		315	-4,888
Cash flow before financing activities	5,451	-1,627	3,668		3,095	17,143
Financing activities
Dividends paid	-381	-21	-8,633		-8,945	-8,632
Other financing activities	1,062	43	856		-4,101	-753

Cash flow from financing activities	681	22	-7,777		-13,046	-9,385
Effect of exchange rate changes on cash	-1,994	-1,711	-1,722		432	-1,752
Net change in cash	4,138	-3,316	-5,831		-9,519	6,006
Cash and cash equivalents, beginning of period	28,707	38,479	38,676		44,682	38,676
Cash and cash equivalents, end of period	32,845	35,163	32,845		35,163	44,682

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Third Quarter Report 2013	23

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan – Sep	Jan – Sep	Jan – Dec
SEK million	2012	2013	2012
Opening balance	145,270	138,483	145,270
Total comprehensive income	7,900	4,118	1,830
Sale/repurchase of own shares	159	63	-93
Stock issue	-109	—	159
Stock purchase plan	333	297	405
Dividends paid	-8,633	-8,945	-8,632
Transactions with non-controlling interests	-377	-66	-456

Closing balance	144,543	133,950	138,483

Ericsson Third Quarter Report 2013	24

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3
Net sales	50,974		55,319	54,550	66,936		52,032	55,331	52,981
Cost of sales	-33,985		-37,611	-37,970	-46,133		-35,394	-37,412	-36,028

Gross income	16,989		17,708	16,580	20,803		16,638	17,919	16,953
Gross margin (%)	33.3%		32.0%	30.4%	31.1%		32.0%	32.4%	32.0%
Research and development expenses	-8,016		-8,097	-7,473	-9,247		-7,877	-7,747	-7,710
Selling and administrative expenses	-6,232		-6,855	-5,797	-7,139		-6,643	-6,629	-5,778

Operating expenses	-14,248		-14,952	-13,270	-16,386		-14,520	-14,376	-13,488
Other operating income and expenses	7,749	1)	530	341	345		20	-1,040	805

Operating income before shares in earnings of JV and associated companies	10,490		3,286	3,651	4,762		2,138	2,503	4,270
Operating margin before shares in earnings of JV and associated companies (%)	20.6%		5.9%	6.7%	7.1%		4.1%	4.5%	8.1%
Shares in earnings of JV and associated companies	-1,403		-1,208	-555	-8,565	2)	-32	-38	-51

Operating income	9,087		2,078	3,096	-3,803		2,106	2,465	4,219
Financial income	262		618	390	438		180	304	678
Financial expenses	-273		-924	-275	-512		-565	-606	-595

Income after financial items	9,076		1,772	3,211	-3,877		1,721	2,163	4,302
Taxes	-272		-567	-1,027	-2,378		-517	-647	-1,292

Net income	8,804		1,205	2,184	-6,255		1,204	1,516	3,010

Net income attributable to:
– Stockholders of the Parent Company	8,950		1,110	2,177	-6,462		1,205	1,469	2,921
– Non-controlling interests	-146		95	7	207		-1	47	89
Other information
Average number of shares, basic (million)	3,212		3,215	3,217	3,219		3,222	3,224	3,227
Earnings per share, basic (SEK) 3)	2.79		0.35	0.68	-2.01		0.37	0.46	0.91
Earnings per share, diluted (SEK) 3)	2.76		0.34	0.67	-1.99		0.37	0.45	0.90

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012
3)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2013	25

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2012					2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4	Q1	Q2	Q3
Operating activities
Net income	8,804		1,205	2,184	-6,255	1,204	1,516	3,010
Adjustments to reconcile net income to cash
Taxes	-1,118		-1,185	-886	2,049	-1,849	-689	-881
Earnings/dividends in JV and associated companies	1,290		1,193	579	8,707	33	37	50
Depreciation, amortization and impairment losses	2,315		2,401	2,394	2,779	2,411	2,436	2,546
Other	-7,022		-466	413	-366	-201	183	-327

	4,269		3,148	4,684	6,914	1,598	3,483	4,398
Changes in operating net assets
Inventories	-59		43	-650	3,418	-1,426	600	357
Customer finance, current and non-current	282		—	-164	-1,377	260	912	800
Trade receivables	3,722		-5,427	2,882	-2,280	-1,934	3,084	-4,744
Trade payables	-2,713		1,717	-1,455	1,140	-2,948	518	-588
Provisions and post-employment benefits	-1,771		-353	-175	379	1,155	-1,752	-970
Other operating assets and liabilities, net	-2,999		-492	1,851	7,497	325	-2,554	2,206

	-3,538		-4,512	2,289	8,777	-4,568	808	-2,939
Cash flow from operating activities	731		-1,364	6,973	15,691	-2,970	4,291	1,459
Investing activities
Investments in property, plant and equipment	-1,648		-994	-1,461	-1,326	-1,196	-1,278	-778
Sales of property, plant and equipment	309		-10	17	252	91	11	97
Acquisitions/divestments of subsidiaries and other operations, net	-1,730	1)	-110	-357	120	-136	-39	-1,794
Product development	-251		-525	-435	-430	-282	-214	-237
Other investing activities	195		-520	1,652	213	298	-203	-230
Short-term investments	-3,999		8,133	-938	-1,045	-2,860	9,209	-144

Cash flow from investing activities	-7,124		5,974	-1,522	-2,216	-4,085	7,486	-3,086
Cash flow before financing activities	-6,393		4,610	5,451	13,475	-7,055	11,777	-1,627
Financing activities
Dividends paid	—		-8,252	-381	1	-61	-8,863	-21
Other financing activities	-1,318		1,112	1,062	-1,609	92	-4,236	43

Cash flow from financing activities	-1,318		-7,140	681	-1,608	31	-13,099	22
Effect of exchange rate changes on cash	-327		599	-1,994	-30	-214	2,357	-1,711
Net change in cash	-8,038		-1,931	4,138	11,837	-7,238	1,035	-3,316
Cash and cash equivalents, beginning of period	38,676		30,638	28,707	32,845	44,682	37,444	38,479
Cash and cash equivalents, end of period	30,638		28,707	32,845	44,682	37,444	38,479	35,163

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Third Quarter Report 2013	26

PARENT COMPANY INCOME STATEMENT

	Jul – Sep		Jan – Sep
SEK million	2012	2013	2012	2013
Net sales	—		—
Cost of sales	—		—

Gross income	—		—
Operating expenses	-103	-300	-556	-886
Other operating income and expenses	637	621	1,864	1,972

Operating income	534	321	1,308	1,086
Financial net	2,960	1,152	9,224	3,121

Income after financial items	3,494	1,473	10,532	4,207
Transfers to (-) / from untaxed reserves
Taxes	-247	18	-570	-211

Net income	3,247	1,491	9,962	3,996

STATEMENT OF COMPREHENSIVE INCOME

	Jul – Sep		Jan – Sep
SEK million	2012	2013	2012	2013
Net income	3,247	1,491	9,962	3,996
Cash flow hedges
Gains/losses arising during the period	—	—	-64	—
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-139	—
Tax on items reported directly in or transferred from equity	—	—	—	—

Other comprehensive income	—	—	-203	—

Total comprehensive income	3,247	1,491	9,759	3,996

PARENT COMPANY BALANCE SHEET

	Dec 31	Sep 30
SEK million	2012	2013
ASSETS
Fixed assets
Intangible assets	849	701
Tangible assets	535	524
Financial assets	99,530	93,304

	100,914	94,529
Current assets
Inventories	55	4
Receivables	21,694	19,648
Short-term investments	31,491	25,048
Cash and cash equivalents	25,946	18,324

	79,186	63,024
Total assets	180,100	157,553

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	25,624	20,894

	73,642	68,912
Untaxed reserves	288	288
Provisions	4,095	2,652
Non-current liabilities	48,763	43,886
Current liabilities	53,312	41,815
Total stockholders’ equity, provisions and liabilities	180,100	157,553

Assets pledged as collateral	520	549
Contingent liabilities	16,719	16,346

Ericsson Third Quarter Report 2013	27

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2012, and should be read in conjunction with that annual report.

Change of hedge accounting

Due to cost efficiency reasons Ericsson has changed the hedge accounting.

Ericsson hedges highly probable forecast transactions related to sales and purchases with the purpose to limit the impact related to currency fluctuations on these forecasted transactions. This will not be changed.

Ericsson has, however, decided to discontinue hedge accounting for this type of hedges. Until 2012 Ericsson applied cash flow hedge accounting for highly probable forecast transactions. Revaluation of these hedges (incepted prior to January 1, 2013) are prior to release reported under “Other comprehensive income” (OCI) and is at release recycled to sales, cost of sales and R&D expenses respectively.

As from 2013, revaluation of new hedges (inception as from January 1, 2013) are reported under “Other operating income and expenses” in the Income statement.

As from January 1, 2013, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 1, “Financial statement presentation” regarding Other comprehensive income. The main change resulting from this amendment is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially recycled to profit or loss subsequently (reclassification adjustments). The amendment does not address which items are presented in OCI.

Amendment to IAS 19, “Employee benefits” eliminates the corridor approach and calculates finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in other “Other comprehensive income” (OCI) in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS 19 has not had an effect on the present obligation. The main issue to address is the implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. An analysis of fiscal year 2012 in relation to this amendment indicated an impact on pension costs for 2012 with an increase of approximately SEK 0.4 (–0.1) billion. The Company also needs to address the taxes to be incorporated into the defined benefit obligation. This amendment relates to the Swedish special payroll taxes to be reclassified from “Other current liabilities” to “Post-employment benefits” with an estimated amount of SEK 1.8 (1.8) billion as per December 31, 2012 *. The amendment also includes additional disclosure requirements on yearly financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

Amendment to IFRS 7, “Financial instruments: Disclosures’ on asset and liability offsetting”. This amendment requires disclosure of gross amounts related to financial instruments for which offset has been made.

*	See also footnote under the balance sheet.

Ericsson Third Quarter Report 2013	28

Accounting policies (continued)

IFRS 10, “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company did not apply the proportionate consolidation method prior to 2013.

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

IFRS 13, “Fair value measurement” does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard has also added disclosure requirements in IAS 34, Interim Financial Reporting regarding the disclosure for financial instruments.

IAS 27 (revised 2011), “Separate financial statements” includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 (revised 2011), “Associates and joint ventures” includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per September 30, 2013 and IFRS as endorsed by the EU.

Disclosures required by the IASB on an interim basis as from 2013

Financial instruments carried at fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. Financial instruments, measured according to the category “Fair value through profit or loss” showed a net fair value measurement positive effect of SEK 1.7 billion. The amount is recognized in the balance sheet as per September 30, 2013.

Financial instruments carried at other than fair value

Book value for “Notes and bond loans” amounts to SEK 14.3 billion and fair value to SEK 14.3 billion. Fair values of “Current part of non-current borrowings”, “Other borrowings non-current” as well as “Other financial instruments” are not estimated to materially differ from book values.

For further information about valuation principles, please see Note C1, “Significant accounting policies” in the Annual Report of 2012.

Ericsson Third Quarter Report 2013	29

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	27,314	27,766	26,939	35,266	28,133	28,142	26,655
Global Services	20,631	24,074	24,296	28,042	21,452	24,851	23,974
Of which Professional Services	14,884	16,947	16,388	18,873	14,626	16,773	16,229
Of which Managed Services	5,708	6,468	6,306	6,752	5,888	6,754	6,264
Of which Network Rollout	5,747	7,127	7,908	9,169	6,826	8,078	7,745
Support Solutions	3,029	3,479	3,315	3,628	2,447	2,338	2,352

Total	50,974	55,319	54,550	66,936	52,032	55,331	52,981

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-18%	2%	-3%	31%	-20%	0%	-5%
Global Services	-24%	17%	1%	15%	-24%	16%	-4%
Of which Professional Services	-18%	14%	-3%	15%	-23%	15%	-3%
Of which Managed Services	-6%	13%	-3%	7%	-13%	15%	-7%
Of which Network Rollout	-35%	24%	11%	16%	-26%	18%	-4%
Support Solutions	-11%	15%	-5%	9%	-33%	-4%	1%

Total	-20%	9%	-1%	23%	-22%	6%	-4%

	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-18%	-17%	-17%	6%	3%	1%	-1%
Global Services	18%	26%	19%	4%	4%	3%	-1%
Of which Professional Services	18%	26%	11%	4%	-2%	-1%	-1%
Of which Managed Services	16%	37%	19%	12%	3%	4%	-1%
Of which Network Rollout	18%	28%	38%	3%	19%	13%	-2%
Support Solutions	33%	47%	29%	6%	-19%	-33%	-29%

Total	-4%	1%	-2%	5%	2%	0%	-3%

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	27,314	55,080	82,019	117,285	28,133	56,275	82,930
Global Services	20,631	44,705	69,001	97,043	21,452	46,303	70,277
Of which Professional Services	14,884	31,830	48,219	67,092	14,626	31,399	47,628
Of which Managed Services	5,708	12,176	18,482	25,234	5,888	12,642	18,906
Of which Network Rollout	5,747	12,875	20,782	29,951	6,826	14,904	22,649
Support Solutions	3,029	6,508	9,823	13,451	2,447	4,785	7,137

Total	50,974	106,293	160,843	227,779	52,032	107,363	160,344

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	-18%	-17%	-17%	-11%	3%	2%	1%
Global Services	18%	23%	21%	16%	4%	4%	2%
Of which Professional Services	18%	22%	18%	14%	-2%	-1%	-1%
Of which Managed Services	16%	26%	24%	20%	3%	4%	2%
Of which Network Rollout	18%	23%	29%	20%	19%	16%	9%
Support Solutions	33%	40%	36%	26%	-19%	-26%	-27%

Total	-4%	-1%	-1%	0%	2%	1%	0%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-19%	-1%	0%	33%	-17%	0%	-3%
Global Services	-25%	15%	3%	16%	-20%	17%	-2%
Support Solutions	-25%	13%	-3%	21%	-30%	-5%	3%

Total	-22%	6%	1%	24%	-19%	6%	-2%

Isolated quarter,	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-18%	-20%	-17%	9%	7%	8%	4%
Global Services	14%	18%	16%	4%	9%	9%	3%
Support Solutions	12%	16%	4%	4%	-3%	-19%	-15%

Total	-6%	-6%	-4%	5%	7%	7%	3%

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	-18%	-19%	-18%	-12%	7%	7%	6%
Global Services	14%	16%	16%	12%	9%	9%	7%
Support Solutions	12%	14%	10%	9%	-3%	-12%	-13%

Total	-6%	-6%	-5%	-2%	7%	7%	5%

Ericsson Third Quarter Report 2013	30

OPERATING INCOME BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3
Networks	1,649		1,255	1,341	2,812		1,565	1,335	2,557
Global Services	1,267		1,362	1,835	1,762		726	1,564	1,808
Of which Professional Services	1,908		2,142	2,293	2,768		1,837	2,285	2,279
Of which Network Rollout	-641		-780	-458	-1,006		-1,111	-721	-471
Support Solutions	-28		420	480	278		-29	-283	-113
Unallocated 1)	-97		-43	6	-133		-156	-151	-33

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		2,994	3,662	4,719		2,106	2,465	4,219
Sony Ericsson	7,691	2)	347	-1	-11		—	—	—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—	—	—

Total	9,087		2,078	3,096	-3,803		2,106	2,465	4,219

	2012						2013
Year to date, SEK million	Jan -Mar		Jan - Jun	Jan - Sep	Jan -Dec		Jan - Mar	Jan - Jun	Jan - Sep
Networks	1,649		2,904	4,245	7,057		1,565	2,900	5,457
Global Services	1,267		2,629	4,464	6,226		726	2,290	4,098
Of which Professional Services	1,908		4,050	6,343	9,111		1,837	4,122	6,401
Of which Network Rollout	-641		-1,421	-1,879	-2,885		-1,111	-1,832	-2,303
Support Solutions	-28		392	872	1,150		-29	-312	-425
Unallocated 1)	-97		-140	-134	-267		-156	-307	-340

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		5,785	9,447	14,166		2,106	4,571	8,790
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—	—	—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—	—	—

Total	9,087		11,165	14,261	10,458		2,106	4,571	8,790

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	6%	5%	5%	8%	6%	5%	10%
Global Services	6%	6%	8%	6%	3%	6%	8%
Of which Professional Services	13%	13%	14%	15%	13%	14%	14%
Of which Network Rollout	-11%	-11%	-6%	-11%	-16%	-9%	-6%
Support Solutions	-1%	12%	14%	8%	-1%	-12%	-5%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	7%	7%	4%	4%	8%

As percentage of net sales, Year to date	2012				2013
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	6%	5%	5%	6%	6%	5%	7%
Global Services	6%	6%	6%	6%	3%	5%	6%
Of which Professional Services	13%	13%	13%	14%	13%	13%	13%
Of which Network Rollout	-11%	-11%	-9%	-10%	-16%	-12%	-10%
Support Solutions	-1%	6%	9%	9%	-1%	-7%	-6%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	6%	6%	4%	4%	5%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson Third Quarter Report 2013	31

EBITA BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2	Q3
Networks	2,343		1,994	2,075	3,595		2,302	2,074	3,320
Global Services	1,464		1,594	2,050	1,974		942	1,783	2,043
Of which Professional Services	2,086		2,320	2,438	2,925		2,009	2,443	2,466
Of which Network Rollout	-622		-726	-389	-951		-1,067	-660	-423
Support Solutions	236		608	624	427		118	-132	38
Unallocated 1)	-96		-42	6	-131		-155	-150	-32

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		4,154	4,755	5,865		3,207	3,575	5,369
Sony Ericsson	7,691	2)	347	-1	-11		—	—	—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—	—	—

Total	10,243		3,238	4,189	-2,657		3,207	3,575	5,369

	2012						2013
Year to date, SEK million	Jan - Mar		Jan - Jun	Jan - Sep	Jan - Dec		Jan - Mar	Jan - Jun	Jan - Sep
Networks	2,343		4,337	6,411	10,007		2,302	4,376	7,696
Global Services	1,464		3,058	5,108	7,082		942	2,725	4,768
Of which Professional Services	2,086		4,406	6,845	9,769		2,009	4,452	6,918
Of which Network Rollout	-622		-1,348	-1,736	-2,687		-1,067	-1,727	-2,150
Support Solutions	236		844	1,468	1,895		118	-14	24
Unallocated 1)	-96		-138	-132	-263		-155	-305	-337

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		8,101	12,856	18,721		3,207	6,782	12,151
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—	—	—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—	—	—

Total	10,243		13,481	17,670	15,013		3,207	6,782	12,151

EBITA MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	9%	7%	8%	10%	8%	7%	12%
Global Services	7%	7%	8%	7%	4%	7%	9%
Of which Professional Services	14%	14%	15%	15%	14%	15%	15%
Of which Network Rollout	-11%	-10%	-5%	-10%	-16%	-8%	-5%
Support Solutions	8%	17%	19%	12%	5%	-6%	2%

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	9%	9%	6%	6%	10%

As percentage of net sales, year to date	2012				2013
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	9%	8%	8%	9%	8%	8%	9%
Global Services	7%	7%	7%	7%	4%	6%	7%
Of which Professional Services	14%	14%	14%	15%	14%	14%	15%
Of which Network Rollout	-11%	-10%	-8%	-9%	-16%	-12%	-9%
Support Solutions	8%	13%	15%	14%	5%	0%	0%

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	8%	8%	6%	6%	8%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson Third Quarter Report 2013	32

NET SALES BY REGION BY QUARTER

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	12,775	12,987	14,037	16,950	15,773	15,341	14,453
Latin America	4,822	5,243	5,424	6,517	4,374	5,565	5,294
Northern Europe & Central Asia 1) 2)	2,292	3,358	2,697	2,998	2,283	2,708	2,949
Western & Central Europe 2)	4,306	4,094	3,630	5,448	4,349	4,522	4,399
Mediterranean 2)	4,620	6,214	5,401	7,064	5,271	6,159	5,659
Middle East	3,157	3,701	3,637	5,061	3,160	3,978	4,386
Sub Saharan Africa	2,200	2,791	2,800	3,558	2,131	2,653	2,693
India	1,421	1,700	1,737	1,602	1,606	1,279	1,280
North East Asia	9,154	8,423	8,373	10,246	6,054	6,642	6,053
South East Asia & Oceania	3,374	3,674	3,505	4,515	4,129	3,758	3,617
Other 1) 2)	2,853	3,134	3,309	2,977	2,902	2,726	2,198

Total	50,974	55,319	54,550	66,936	52,032	55,331	52,981

1) Of which in Sweden	834	1,282	1,649	1,268	1,020	1,276	798
2) Of which in EU	9,502	11,201	10,604	12,923	9,782	10,816	10,111

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	14%	2%	8%	21%	-7%	-3%	-6%
Latin America	-31%	9%	3%	20%	-33%	27%	-5%
Northern Europe & Central Asia 1) 2)	-39%	47%	-20%	11%	-24%	19%	9%
Western & Central Europe 2)	-18%	-5%	-11%	50%	-20%	4%	-3%
Mediterranean 2)	-44%	35%	-13%	31%	-25%	17%	-8%
Middle East	-39%	17%	-2%	39%	-38%	26%	10%
Sub Saharan Africa	-32%	27%	0%	27%	-40%	24%	2%
India	-7%	20%	2%	-8%	0%	-20%	0%
North East Asia	-16%	-8%	-1%	22%	-41%	10%	-9%
South East Asia & Oceania	-16%	9%	-5%	29%	-9%	-9%	-4%
Other 1) 2)	-14%	10%	6%	-10%	-3%	-6%	-19%

Total	-20%	9%	-1%	23%	-22%	6%	-4%

1) Of which in Sweden	-8%	54%	29%	-23%	-20%	25%	-37%
2) Of which in EU	-29%	18%	-5%	22%	-24%	11%	-7%

	2012				2013
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	-3%	5%	16%	51%	23%	18%	3%
Latin America	20%	6%	-10%	-7%	-9%	6%	-2%
Northern Europe & Central Asia 1) 2)	-32%	-26%	-24%	-21%	0%	-19%	9%
Western & Central Europe 2)	-10%	-6%	-21%	3%	1%	10%	21%
Mediterranean 2)	-4%	12%	3%	-14%	14%	-1%	5%
Middle East	3%	4%	0%	-3%	0%	7%	21%
Sub Saharan Africa	-1%	26%	11%	11%	-3%	-5%	-4%
India	-55%	-39%	-24%	5%	13%	-25%	-26%
North East Asia	6%	-7%	-13%	-6%	-34%	-21%	-28%
South East Asia & Oceania	9%	21%	-6%	13%	22%	2%	3%
Other 1) 2)	9%	27%	49%	-10%	2%	-13%	-34%

Total	-4%	1%	-2%	5%	2%	0%	-3%

1) Of which in Sweden	-10%	16%	75%	40%	22%	0%	-52%
2) Of which in EU	-5%	9%	4%	-4%	3%	-3%	-5%

Ericsson Third Quarter Report 2013	33

NET SALES BY REGION BY QUARTER (continued)

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	12,775	25,762	39,799	56,749	15,773	31,114	45,567
Latin America	4,822	10,065	15,489	22,006	4,374	9,939	15,233
Northern Europe & Central Asia 1) 2)	2,292	5,650	8,347	11,345	2,283	4,991	7,940
Western & Central Europe 2)	4,306	8,400	12,030	17,478	4,349	8,871	13,270
Mediterranean 2)	4,620	10,834	16,235	23,299	5,271	11,430	17,089
Middle East	3,157	6,858	10,495	15,556	3,160	7,138	11,524
Sub Saharan Africa	2,200	4,991	7,791	11,349	2,131	4,784	7,477
India	1,421	3,121	4,858	6,460	1,606	2,885	4,165
North East Asia	9,154	17,577	25,950	36,196	6,054	12,696	18,749
South East Asia & Oceania	3,374	7,048	10,553	15,068	4,129	7,887	11,504
Other 1) 2)	2,853	5,987	9,296	12,273	2,902	5,628	7,826

Total	50,974	106,293	160,843	227,779	52,032	107,363	160,344

1) Of which in Sweden	834	2,116	3,765	5,033	1,020	2,296	3,094
2) Of which in EU	9,502	20,703	31,307	44,230	9,782	20,598	30,709

Year to date,	2012				2013
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	-3%	1%	6%	16%	23%	21%	14%
Latin America	20%	13%	4%	0%	-9%	-1%	-2%
Northern Europe & Central Asia 1) 2)	-32%	-29%	-27%	-25%	0%	-12%	-5%
Western & Central Europe 2)	-10%	-8%	-13%	-8%	1%	6%	10%
Mediterranean 2)	-4%	5%	4%	-2%	14%	6%	5%
Middle East	3%	4%	2%	1%	0%	4%	10%
Sub Saharan Africa	-1%	13%	12%	12%	-3%	-4%	-4%
India	-55%	-48%	-41%	-34%	13%	-8%	-14%
North East Asia	6%	0%	-5%	-5%	-34%	-28%	-28%
South East Asia & Oceania	9%	15%	7%	9%	22%	12%	9%
Other1) 2)	9%	18%	27%	15%	2%	-6%	-16%

Total	-4%	-1%	-1%	0%	2%	1%	0%

1) Of which in Sweden	-10%	4%	27%	30%	22%	9%	-18%
2) Of which in EU	-5%	2%	3%	1%	3%	-1%	-2%

TOP 5 COUNTRIES IN SALES

	Q3		Jan - Sep
Country	2012	2013	2012	2013
UNITED STATES	26%	28%	24%	28%
JAPAN	9%	5%	8%	6%
CHINA	5%	5%	5%	4%
ITALY	4%	3%	4%	3%
BRAZIL	3%	3%	3%	3%

Ericsson Third Quarter Report 2013	34

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. IPX was divested Q3 2012. For the first nine months of 2012, IPX was included in Support Solutions and region Other.

	Q3 2013, SEK million				Jan - Sep 2013, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	6,597	7,268	588	14,453	23,196	20,808	1,563	45,567
Latin America	2,775	2,304	215	5,294	7,762	6,619	852	15,233
Northern Europe & Central Asia	1,983	915	51	2,949	4,869	2,897	174	7,940
Western & Central Europe	1,730	2,543	126	4,399	5,572	7,318	380	13,270
Mediterranean	2,567	2,961	131	5,659	7,932	8,721	436	17,089
Middle East	2,255	1,807	324	4,386	5,488	5,270	766	11,524
Sub Saharan Africa	1,356	1,118	219	2,693	3,704	3,075	698	7,477
India	566	676	38	1,280	1,908	2,022	235	4,165
North East Asia	3,539	2,457	57	6,053	10,694	7,853	202	18,749
South East Asia & Oceania	1,923	1,565	129	3,617	6,539	4,618	347	11,504
Other	1,364	360	474	2,198	5,266	1,076	1,484	7,826

Total	26,655	23,974	2,352	52,981	82,930	70,277	7,137	160,344
Share of Total	50%	45%	5%	100%	52%	44%	4%	100%

	Q3 2013
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	-11%	-2%	20%	-6%
Latin America	-7%	0%	-24%	-5%
Northern Europe & Central Asia	22%	-11%	-14%	9%
Western & Central Europe	-11%	4%	-8%	-3%
Mediterranean	-12%	-4%	-20%	-8%
Middle East	24%	-9%	89%	10%
Sub Saharan Africa	9%	-1%	-19%	2%
India	17%	-6%	-50%	0%
North East Asia	-6%	-12%	-2%	-9%
South East Asia & Oceania	-5%	-4%	17%	-4%
Other	-28%	18%	-9%	-19%

Total	-5%	-4%	1%	-4%

	Q3 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	-13%	24%	-3%	3%
Latin America	10%	-1%	-62%	-2%
Northern Europe & Central Asia	31%	-16%	-48%	9%
Western & Central Europe	85%	1%	-25%	21%
Mediterranean	29%	-8%	-29%	5%
Middle East	60%	-1%	-20%	21%
Sub Saharan Africa	-14%	19%	-22%	-4%
India	-46%	11%	-51%	-26%
North East Asia	-21%	-34%	-56%	-28%
South East Asia & Oceania	10%	-3%	-7%	3%
Other	-36%	-29%	-29%	-34%

Total	-1%	-1%	-29%	-3%

	Jan - Sep 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	10%	24%	-19%	14%
Latin America	13%	-10%	-32%	-2%
Northern Europe & Central Asia	2%	-13%	-35%	-5%
Western & Central Europe	46%	-5%	-28%	10%
Mediterranean	17%	-3%	-17%	5%
Middle East	28%	0%	-18%	10%
Sub Saharan Africa	-16%	15%	-4%	-4%
India	-28%	8%	-30%	-14%
North East Asia	-33%	-18%	-48%	-28%
South East Asia & Oceania	20%	-1%	-16%	9%
Other	-11%	28%	-41%	-16%

Total	1%	2%	-27%	0%

Ericsson Third Quarter Report 2013	35

PROVISIONS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Opening balance	6,265	5,930	5,318	5,243	8,638	9,499	7,716
Additions	1,003	616	810	4,582	1,915	1,215	658
Utilization/Cash out	-980	-850	-664	-981	-758	-2,365	-1,534
Of which restructuring	-401	-342	-160	-267	-324	-1,001	-457
Reversal of excess amounts	-370	-453	-95	-155	-209	-586	-191
Reclassification, translation difference and other	12	75	-126	-51	-87	-47	-235

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716	6,414

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Opening balance	6,265	6,265	6,265	6,265	8,638	8,638	8,638
Additions	1,003	1,619	2,429	7,011	1,915	3,130	3,788
Utilization/Cash out	-980	-1,830	-2,494	-3,475	-758	-3,123	-4,657
Of which restructuring	-401	-743	-903	-1,170	-324	-1,325	-1,782
Reversal of excess amounts	-370	-823	-918	-1,073	-209	-795	-986
Reclassification, translation difference and other	12	87	-39	-90	-87	-134	-369

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716	6,414

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Additions
Property, plant and equipment	1,648	994	1,461	1,326	1,196	1,278	778
Capitalized development expenses	251	525	435	430	282	214	237
IPR, brands and other intangible assets	5,570	992	341	409	196	22	1,418

Total	7,469	2,511	2,237	2,165	1,674	1,514	2,433

Depreciation, amortization and impairment losses
Property, plant and equipment	914	982	1,035	1,081	1,008	983	1,008
Capitalized development expenses	245	259	265	555	303	342	388
IPR, brands and other intangible assets, etc.	1,156	1,160	1,094	1,143	1,100	1,111	1,150

Total	2,315	2,401	2,394	2,779	2,411	2,436	2,546

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net income	8,804	1,205	2,184	-6,255	1,204	1,516	3,010
Net income reconciled to cash	4,269	3,148	4,684	6,914	1,598	3,483	4,398
Cash flow from operating activities	731	-1,364	6,973	15,691	-2,970	4,291	1,459
Cash conversion	17.1%	-43.3%	148.9%	226.9%	-185.9%	123.2%	33.2%

NET CASH, END OF PERIOD

	Dec 31	Mar 31	Jun 30	Sep 30
SEK million	2012	2013	2013	2013
Cash and cash equivalents	44,682	37,444	38,479	35,163
+ Short term investments	32,026	34,641	26,335	25,505
- Borrowings, non-current	23,898	23,638	22,471	21,745
- Borrowings, current	4,769	5,084	4,018	3,849
- Post employment benefits	9,503	11,132	10,907	10,385
Net cash, end of period	38,538	32,231	27,418	24,689

Ericsson Third Quarter Report 2013	36

OTHER INFORMATION

	Jul - Sep		Jan - Sep		Jan - Dec
	2012	2013	2012	2013	2012
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	87	77	87	77	85
Number of shares outstanding, basic, end of period (million)	3,218	3,228	3,218	3,228	3,220
Numbers of shares outstanding, diluted, end of period (million)	3,247	3,259	3,247	3,259	3,251
Average number of treasury shares (million)	88	78	73	81	76
Average number of shares outstanding, basic (million)	3,217	3,227	3,215	3,225	3,216
Average number of shares outstanding, diluted (million) 1)	3,246	3,258	3,244	3,256	3,247
Earnings per share, basic (SEK)	0.68	0.91	3.81	1.74	1.80
Earnings per share, diluted (SEK) 1)	0.67	0.90	3.77	1.72	1.78
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.91	1.16	4.52	2.46	2.74
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	1.04	1.31	4.96	3.19	3.55

Ratios
Days sales outstanding	—	—	101	109	86
Inventory turnover days	79	73	82	72	73
Payable days	56	51	59	53	57
Equity ratio (%)	—	—	53.0%	52.4%	50.4%
Return on equity (%)	6.1%	8.8%	11.4%	5.5%	4.1%
Return on capital employed (%)	7.5%	11.5%	11.2%	7.7%	6.7%
Capital turnover (times)	1.2	1.2	1.2	1.2	1.3
Cash conversion %, end of period	148.9%	33.2%	52.4%	29.3%	115.9%
Payment readiness, end of period	—	—	74,683	69,651	84,951
Payment readiness, as percentage of sales	—	—	34.8%	32.6%	37.3%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	8.73	8.60	8.70
- closing rate	—	—	8.44	8.66	8.58
SEK/USD - average rate	—	—	6.77	6.53	6.73
- closing rate	—	—	6.53	6.42	6.51

Other
Regional inventory, end of period,	21,958	18,416	21,958	18,416	19,353
Export sales from Sweden	23,808	24,019	76,796	73,728	106,997

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Excluding amortizations and write-downs of acquired intangibles

NUMBER OF EMPLOYEES

	2012				2013
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
North America	16,281	15,872	15,486	15,501	15,404	15,047	14,825
Latin America	11,538	11,176	10,920	11,219	11,153	11,412	11,402
Northern Europe & Central Asia 1)	21,341	21,457	21,334	21,211	21,043	21,148	22,038
Western & Central Europe	10,900	10,837	11,897	11,257	11,118	11,235	11,612
Mediterranean	11,858	11,986	12,321	12,205	12,015	12,405	12,350
Middle East	4,361	4,231	4,065	3,992	3,951	3,951	3,766
Sub Saharan Africa	2,317	2,277	1,669	2,014	1,967	2,101	2,081
India	12,567	12,644	13,269	14,303	14,588	16,183	16,978
North East Asia	13,016	13,233	13,853	14,157	14,088	14,059	14,625
South East Asia & Oceania	4,372	4,382	4,400	4,396	4,321	4,264	4,312

Total	108,551	108,095	109,214	110,255	109,648	111,805	113,989

1) Of which in Sweden	17,767	17,890	17,768	17,712	17,550	17,264	18,008

Ericsson Third Quarter Report 2013	37

RESTRUCTURING CHARGES BY FUNCTION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	-496	-389	-455	-885	-698	-707	-600
Research and development expenses	-19	-107	-33	-693	-552	-117	-64
Selling and administrative expenses	-54	-98	-82	-136	-589	-110	-55

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934	-719
Share in ST-Ericsson charges	-30	-190	-46	-46	—	—	—

Total	-599	-784	-616	-1,760	-1,839	-934	-719

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Cost of sales	-496	-885	-1,340	-2,225	-698	-1,405	-2,005
Research and development expenses	-19	-126	-159	-852	-552	-669	-733
Selling and administrative expenses	-54	-152	-234	-370	-589	-699	-754

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773	-3,492
Share in ST-Ericsson charges	-30	-220	-266	-312	—	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773	-3,492

RESTRUCTURING CHARGES BY SEGMENT

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-87	-167	-94	-905	-1,251	-316	-299
Global Services	-473	-415	-441	-601	-385	-586	-410
Of which Professional Services	-358	-302	-305	-371	-270	-389	-290
Of which Network Rollout	-115	-113	-136	-230	-115	-197	-120
Support Solutions	-9	-12	-29	-196	-111	-34	-11
Unallocated	—	—	-6	-12	-92	2	1

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934	-719
ST-Ericsson	-30	-190	-46	-46	—	—	—

Total	-599	-784	-616	-1,760	-1,839	-934	-719

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	-87	-254	-348	-1,253	-1,251	-1,567	-1,866
Global Services	-473	-888	-1,329	-1,930	-385	-971	-1,381
Of which Professional Services	-358	-660	-965	-1,336	-270	-659	-949
Of which Network Rollout	-115	-228	-364	-594	-115	-312	-432
Support Solutions	-9	-21	-50	-246	-111	-145	-156
Unallocated	—	—	-6	-18	-92	-90	-89

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773	-3,492
ST-Ericsson	-30	-220	-266	-312	—	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773	-3,492

Ericsson Third Quarter Report 2013	38